SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                          Commission File Number _____________


                           NOTIFICATION OF LATE FILING


(Check One): [X] Form 10-K [_] Form 11-K [_] Form 20-F [ ] Form 10-Q
             [_] Form N-SAR

             For Period Ended: June 30, 2009

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [ ]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                                     PART I
                             REGISTRANT INFORMATION

NowAuto Group, Inc
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Full Name of Registrant


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Former Name if Applicable

2090 East University Drive,  Suite 112
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Address of Principal Executive Office (Street and Number)

Tempe, AZ   85281
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City, State and Zip Code

                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     | (a)  The reasons described in reasonable detail in Part III of this
     |      form could not be eliminated without unreasonable effort or
     |      expense;
     |
     | (b)  The subject annual report, semi-annual report, transition report
     |      on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion
[X]  |      thereof  will  be  filed  on or  before  the  15th  calendar  day
     |      following  the  prescribed  due date;  or the  subject  quarterly
     |      report or transition report on Form 10-Q, or portion thereof will
     |      be filed on or  before  the  fifth  calendar  day  following  the
     |      prescribed due date; and
     |
     | (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |      12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Changing audit firms twice in as many months has created significant delays in completion of the June 30, 2009 audut.

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                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Faith Forbis      480-990-0007
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                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Discussions about the reliability of the June 30, 2008 report began in July. Moore & Associates, Chartered was sanctioned on August 27th. Therefore, the audit for this period is no longer valid and is currently being redone. Goodwill has been reviewed again and an impairment is expected. Also, the Company plans to increase the Allowance for Doubtful Accounts. This will have the effect of reducing total assets and earnings for the period and retained earnings in all subsequent periods. These matters have been discussed with our independent auditor, Seale and Beers, as well as the subsequent auditor, Semple, Marchal & Cooper.


                              NowAuto Group, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date    9/28/09                    By  /s/ Faith Forbis
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          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).